SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Nuvelo, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67072M103

(CUSIP Number)

Ivy B. Dodes

Credit Suisse First Boston

11 Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER See Item 5 8 SHARED VOTING POWER See Item 5 9 SOLE DISPOSITIVE POWER See Item 5 10 SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON BK, HC

Item 1 - Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Nuvelo, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 675 Almanor Avenue, Sunnyvale, California 94085.

Item 2 - Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the “Credit Suisse Financial Services business unit”), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock of the issuer to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

DLJ ESC II, L.P. (“ESC II”), Sprout Capital VIII, L.P. (“Sprout VIII”) and Sprout Venture Capital, L.P. (“Sprout VC”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts as a venture capital partnership management company and makes investments for long term appreciation. DLJCC is also the managing general partner of Sprout VIII and Sprout VC and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout VC. DLJCC, ESC II, Sprout VIII and Sprout VC are collectively referred to as the “Purchasing Entities.”

DLJ Associates VIII, L.P. (“DLJ Associates VIII”), a Delaware limited partnership and a general partner of Sprout VIII, makes investments for long term appreciation. DLJ Capital Associates VIII, Inc. (“DLJ Capital Associates VIII”), a Delaware corporation and a wholly-owned subsidiary of DLJCC, is the managing general partner of DLJ Associates VIII.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the managing general partner of ESC II and is responsible for its day to day operations. DLJLBO is a registered investment adviser and makes all of the investment decisions on behalf of ESC II. DLJLBO is a wholly owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which is a holding company and a wholly-owned subsidiary of CSFB-USA.

The Purchasing Entities, DLJLBO, CSFBPE, DLJ Associates VIII and DLJ Capital Associates VIII are collectively referred to as the “CSFB Entities.”

The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC. In addition, the Reporting Person, CSFBI, CSFB-USA and

DLJCC may be deemed to beneficially own 25,121 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days held by Philippe O. Chambon, M.D., Ph.D., a member of the Board of Directors of the Company, a managing director of DLJCC, a general partner of DLJ Associates VIII and vice president of DLJ Capital Associates VIII.

The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced
•	supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-

keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3 - Source and Amount of Funds or Other Consideration

Prior to January 31, 2003, the Purchasing Entities beneficially owned shares of common stock of Variagenics, Inc., a Delaware corporation (“Variagenics”), and warrants to purchase shares of Variagenics common stock. A portion of these shares of Variagenics common stock was held of record by Sprout VIII, and the remaining shares and all of the warrants were held of record by Wells Fargo Bank Indiana, N.A., as voting trustee (the “Trustee”) of the voting trust (the “Voting Trust”) described in Item 6 below. On January 31, 2003, Variagenics merged with the Company (the “Merger”), as a result of which each outstanding share of Variagenics common stock was converted into the right to receive 1.6451 shares of Common Stock, and the Company assumed all outstanding Variagenics warrants.

As a result of the Merger, the Purchasing Entities acquired beneficial ownership of 7,482,404 shares of Common Stock, including warrants to purchase an aggregate of 722,528 shares of Common Stock (the Common Stock and warrants are sometimes referred to herein as “Securities”). Of these, 1,857,782 shares of Common Stock were held of record by Sprout VIII, and an aggregate of 4,902,094 shares of Common Stock and warrants to purchase an aggregate of 722,528 shares of Common Stock were held of record by the Trustee.

On or about December 5, 2003, the Trustee distributed 1,000,000 shares of Common Stock to the limited partners of Sprout VIII.

On February 23, 2004, the Company completed a one-for-three reverse split. All share numbers in this Statement corresponding to dates prior to February 23, 2004 are pre-split numbers, and share numbers corresponding to dates after February 23, 2004 are post-split numbers.

As of April 6, 2004, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own, through the Purchasing Entities and options held by Dr. Chambon, an aggregate of 2,185,920 shares of Common Stock. In addition, as of such date, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own 35,073 shares acquired in ordinary course trading activities. Schedule B reflects all such transactions effected by CSFB LLC during the sixty days prior to and including April 5, 2004, all of which were effected in the ordinary course of business. The aggregate consideration (exclusive of commissions) for the ordinary course trading purchases during this period was $516,578.99.

The funds used by the Purchasing Entities that are limited partnerships to purchase the Variagenics securities described above were obtained by such entities from capital contributions by their partners and from the available funds of such entities. The funds used by DLJCC to purchase these securities were obtained from working capital of DLJCC and its affiliates. The funds for ordinary course trading purchases came from working capital of CSFB LLC.

Item 4 - Purpose of Transaction

The Purchasing Entities acquired the Securities in the Merger and hold the Securities currently beneficially owned by them for general investment purposes. The Purchasing Entities retain the right to change their investment intent. In connection with the Merger, Dr. Chambon was appointed to the Board of Directors of the Company.

The Reporting Person intends to review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

(a) Based on information obtained from the Company, there were 31,839,240 shares of Common Stock outstanding as of March 23, 2004.

As of April 6, 2004, DLJCC beneficially owns an aggregate of 1,972,132 shares of Common Stock, or approximately 6.2% of the outstanding Common Stock, including (i) 6,532 shares of Common Stock and warrants to purchase 698 shares of Common Stock contributed by DLJCC to the Voting Trust, and, as the managing general partner of Sprout VIII and Sprout VC, an additional (ii) 619,260 shares of Common Stock held of record by Sprout VIII, and 1,123,716 shares of Common Stock and warrants to purchase 221,926 shares of Common Stock contributed by Sprout VIII and Sprout VC to the Voting Trust.

As of April 6, 2004, ESC II beneficially owns, and DLJLBO, as its general partner, and CSFBPE, as the controlling entity of DLJLBO, may be deemed to beneficially own, an aggregate of 188,667 shares of Common Stock, or approximately 0.6% of the outstanding Common Stock, including 170,449 shares of Common Stock and warrants to purchase 18,218 shares of Common Stock contributed by ESC II to the Voting Trust.

As of April 6, 2004, Sprout VIII beneficially owns, and DLJ Associates VIII, as its general partner, and DLJ Capital Associates VIII, as the controlling entity of DLJ Associates VIII, may be deemed to beneficially own, an aggregate of 1,834,814 shares of Common Stock, or approximately 5.7% of the outstanding Common Stock, including (i) 619,260 shares of Common Stock held of record by Sprout VIII, and (ii) 1,006,190 shares of Common Stock and warrants to purchase 209,364 shares of Common Stock contributed by Sprout VIII to the Voting Trust.

As of April 6, 2004, Sprout VC beneficially owns an aggregate of 130,088 shares of Common Stock, or approximately 0.4% of the outstanding Common Stock, including 117,526 shares of Common Stock and warrants to purchase 12,562 shares of Common Stock contributed by Sprout VC to the Voting Trust.

As of April 6, 2004, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 2,220,993 shares of Common Stock, which represents approximately 6.8% of the outstanding Common Stock, including (i) 2,160,799 shares beneficially owned by the Purchasing Entities as described above, (ii) 25,121 shares subject to options that are currently exercisable or exercisable within 60 days held by Dr. Chambon, a member of the Board of Directors of the Company, a Director of CSFBI and DLJCC and a limited partner of Associates IX, and (iii) 35,073 shares acquired by CSFB LLC in ordinary course trading activities.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, beneficially owns any Common Stock.

(b) There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

(c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Common Stock which have been effected by CSFB LLC during the period beginning 60 days prior to April 6, 2004, all of which were effected in the Nasdaq Stock Market and accomplished in the ordinary course of business for the Reporting Person’s own benefit.

To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or the CSFB Entities.

(e) Inapplicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Purchasing Entities acquired the shares of Common Stock and warrants to purchase Common Stock covered by this Statement pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2002, among the Company, Vertical Merger Sub and Variagenics, Inc.

The Purchasing Entities and the Trustee are parties to a Voting Trust Agreement, dated as of October 19, 2000 (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement, the Purchasing Entities agreed to transfer shares of Common Stock and warrants to purchase Common Stock beneficially owned by them to the Trustee, as trustee for the Voting Trust (the “VT Securities”). The Trustee is obligated to vote the VT Securities as it in its sole judgment believes to be in the best interest of the stockholders of the Company, subject to the requirement that it vote the VT Securities to prevent the election of more than one affiliate of CSG as a director of the Company. The Purchasing Entities retain all economic rights pertaining to the VT Securities, and discretion to transfer the VT Securities except in the case of transfers to affiliates of CSFB LLC. The Voting Trust terminates on the earliest of (i) October 19, 2010, (ii) the written election of CSFB-USA or beneficial owners of the VT Securities holding not less than 50% of the VT Securities, provided that CSFB-USA has received a legal opinion stating that, immediately after giving effect to the termination of the Voting Trust, CSFB-USA will not be an “affiliate” of the Company as defined under Rule 144 under the Securities Act, and (iii) the transfer of all shares subject to the Voting Trust.

Dr. Chambon currently holds options to purchase an aggregate of 25,121 shares of Common Stock, including options to purchase 21,788 shares granted under Variagenics’ Amended 1997 Employee, Director and Consultant Stock Option Plan, which was assumed by the Company in the Merger, and an option to purchase 3,333 shares granted under the

Company’s Non-Employee Director Stock Option Plan. All of these options are fully vested. Under the Company’s compensation policies for directors, Dr. Chambon is eligible for a grant on the date of each annual meeting of the Company’s stockholders of an option to purchase a number of shares equal to the lesser of (i) the number determined by dividing $200,000 by the fair market value of Common Stock on the date of grant or (ii) 10,000 shares. Each such grant is exercisable in full on the date of grant, and is made pursuant to the Company’s Non-Employee Director Stock Option Plan.

The foregoing descriptions of, and references to, the Merger Agreement, Voting Trust Agreement, warrants, Variagenics’ Amended 1997 Employee, Director and Consultant Stock Option Plan and the Company’s Non-Employee Director Stock Option Plan are qualified in their entirety by reference to the applicable documents listed as Exhibits 1, 2, 3, 4 and 5, hereto, respectively.

Except for the agreements described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7 - Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of November 9, 2002, among the Company, Vertical Merger Sub and Variagenics, Inc (previously filed with the SEC as Exhibit 2.1 to, and incorporated herein by reference from, the Company’s Current Report on Form 8-K, filed on November 12, 2002).

Exhibit 2	Voting Trust Agreement, dated as of October 19, 2000, by and among Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., Donaldson, Lufkin & Jenrette, Inc. (renamed Credit Suisse First Boston (USA), Inc.), and Wells Fargo Bank Indiana, N.A. (previously filed with the SEC as Exhibit 1 to, and incorporated herein by reference from, the Schedule 13G of Wells Fargo Bank Indiana, N.A., filed on March 26, 2001).

Exhibit 3	Form of Warrant.

Exhibit 4	Variagenics, Inc. Amended 1997 Employee, Director and Consultant Stock Option Plan (previously filed with the SEC as Exhibit 4.1 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8, filed on February 7, 2003).

Exhibit 5	Non-Employee Director Stock Option Plan, as amended (previously filed with the SEC as Exhibit 4.3 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8, filed on May 20, 1998).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2004	CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit

	By:		/s/ IVY B. DODES

		Name:	Ivy B. Dodes
		Title:	Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS

OF

THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Second Chief Executive Officer	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Ex Officio Member of the Committee and the Executive Board	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Services	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Joanne Pace	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Head of the Alternative Capital Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Head of Private Client Services	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

Peter Calamari	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Bank Account Officer	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Luther L. Terry	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Member of the Board of Managers	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Member of the Board of Managers	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer — Funds Management	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Controller	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Co-Chairman	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Co-Chairman	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeani Delagardelle	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE B

NUVELO, INC.

Common Stock Cusip No. 67072M103

Purchases	Sales	Price ($)	Trade Date

340	0	$13.17	2/23/2004
0	1,258	$12.89	2/23/2004
0	446	$12.91	2/23/2004
4,431	0	$13.20	2/23/2004
1,503	0	$13.18	2/23/2004
624	0	$13.23	2/23/2004
45	0	$12.83	2/23/2004
36	0	$12.83	2/23/2004
30	0	$12.83	2/23/2004
10	0	$12.83	2/23/2004
38	0	$12.83	2/23/2004
18	0	$12.83	2/23/2004
10	0	$12.91	2/23/2004
8	0	$12.83	2/23/2004
24	0	$12.91	2/23/2004
12	0	$12.90	2/23/2004
36	0	$12.88	2/23/2004
14	0	$12.90	2/23/2004
34	0	$12.91	2/23/2004
8	0	$13.14	2/23/2004
10	0	$12.90	2/23/2004
932	0	$12.91	2/23/2004
6	0	$13.16	2/23/2004
12	0	$12.90	2/23/2004
932	0	$12.91	2/23/2004
134	0	$13.05	2/23/2004
8	0	$13.11	2/23/2004
0	38	$12.84	2/23/2004
2	0	$13.16	2/23/2004
8	0	$13.06	2/23/2004
12	0	$13.13	2/23/2004
30	0	$13.15	2/23/2004
8	0	$13.19	2/23/2004
8	0	$13.15	2/23/2004
68	0	$12.91	2/23/2004
8	0	$13.15	2/23/2004
6	0	$13.15	2/23/2004
16	0	$13.13	2/23/2004
16	0	$13.14	2/23/2004
22	0	$13.15	2/23/2004
6	0	$13.19	2/23/2004
0	22	$12.92	2/23/2004
0	26	$12.83	2/23/2004

Purchases	Sales	Price ($)	Trade Date

0	26	$12.84	2/23/2004
8	0	$13.15	2/23/2004
24	0	$13.15	2/23/2004
0	18	$12.83	2/23/2004
8	0	$13.15	2/23/2004
0	12	$12.90	2/23/2004
0	10	$12.92	2/23/2004
0	12	$12.90	2/23/2004
0	10	$12.83	2/23/2004
0	34	$12.92	2/23/2004
28	0	$13.06	2/23/2004
8	0	$13.15	2/23/2004
2	0	$12.90	2/23/2004
0	10	$12.90	2/23/2004
0	18	$12.82	2/23/2004
0	14	$12.89	2/23/2004
75	0	$13.05	2/23/2004
0	134	$13.05	2/23/2004
20	0	$13.12	2/23/2004
0	12	$12.89	2/23/2004
0	22	$12.92	2/23/2004
0	14	$13.00	2/23/2004
0	14	$13.00	2/23/2004
0	34	$12.91	2/23/2004
0	8	$12.83	2/23/2004
0	10	$12.91	2/23/2004
0	38	$12.83	2/23/2004
0	30	$12.89	2/23/2004
30	0	$13.15	2/23/2004
0	24	$12.92	2/23/2004
0	14	$12.82	2/23/2004
0	22	$12.90	2/23/2004
0	32	$12.91	2/23/2004
0	22	$12.92	2/23/2004
0	16	$13.06	2/23/2004
100	0	$12.90	2/24/2004
1	0	$12.85	2/24/2004
99	0	$12.85	2/24/2004
100	0	$12.87	2/24/2004
100	0	$12.71	2/24/2004
100	0	$12.94	2/24/2004
100	0	$12.71	2/24/2004
100	0	$12.88	2/24/2004
100	0	$12.72	2/24/2004
100	0	$12.90	2/24/2004

Purchases	Sales	Price ($)	Trade Date

100	0	$12.76	2/24/2004
100	0	$12.74	2/24/2004
100	0	$12.87	2/24/2004
701	0	$12.94	2/24/2004
0	300	$12.98	2/24/2004
750	0	$12.84	2/24/2004
1,000	0	$12.84	2/24/2004
1,000	0	$12.84	2/24/2004
200	0	$12.84	2/24/2004
1,000	0	$12.84	2/24/2004
200	0	$12.84	2/24/2004
250	0	$12.84	2/24/2004
600	0	$12.84	2/24/2004
100	0	$12.88	2/24/2004
38	0	$12.87	2/24/2004
100	0	$12.72	2/24/2004
100	0	$12.71	2/24/2004
100	0	$12.85	2/24/2004
100	0	$12.75	2/24/2004
100	0	$12.72	2/24/2004
100	0	$12.86	2/24/2004
900	0	$13.05	2/24/2004
2,299	0	$12.98	2/24/2004
1,100	0	$13.01	2/24/2004
600	0	$12.91	2/24/2004
0	1,800	$12.07	2/25/2004
0	2,100	$12.13	2/25/2004
0	6,300	$12.01	2/25/2004
500	0	$12.14	2/25/2004
0	3,800	$12.19	2/25/2004
400	0	$12.18	2/25/2004
600	0	$12.16	2/25/2004
0	1,200	$12.19	2/25/2004
0	1,500	$12.22	2/25/2004
100	0	$12.11	2/25/2004
335	0	$12.15	2/25/2004
300	0	$12.14	2/25/2004
100	0	$12.17	2/25/2004
0	100	$12.41	2/25/2004
0	100	$12.41	2/25/2004
1,000	0	$12.10	2/25/2004
2,395	0	$12.20	2/25/2004
0	1,714	$12.41	2/25/2004
0	100	$12.12	2/25/2004
200	0	$12.18	2/25/2004

Purchases	Sales	Price ($)	Trade Date

200	0	$12.11	2/25/2004
1,000	0	$12.10	2/25/2004
990	0	$12.20	2/25/2004
0	100	$12.20	2/25/2004
0	100	$12.41	2/25/2004
0	200	$11.65	2/26/2004
0	800	$11.60	2/26/2004
200	0	$11.67	2/26/2004
0	1,700	$11.63	2/26/2004
0	1,400	$11.61	2/26/2004
0	1,800	$11.59	2/26/2004
300	0	$11.68	2/26/2004
0	1,400	$11.62	2/26/2004
100	0	$11.68	2/26/2004
100	0	$11.63	2/26/2004
100	0	$11.67	2/26/2004
700	0	$11.66	2/26/2004
0	100	$11.60	2/26/2004
2,331	0	$11.55	2/26/2004
200	0	$11.63	2/26/2004
566	0	$11.63	2/26/2004
100	0	$11.63	2/26/2004
100	0	$11.63	2/26/2004
1,000	0	$11.50	2/26/2004
65	0	$11.66	2/26/2004
0	100	$11.67	2/26/2004
0	100	$11.67	2/26/2004
400	0	$11.50	2/26/2004
900	0	$11.63	2/26/2004
900	0	$11.63	2/26/2004
0	100	$11.50	2/26/2004
200	0	$11.66	2/26/2004
100	0	$11.66	2/26/2004
100	0	$11.70	2/26/2004
100	0	$11.69	2/26/2004
0	100	$11.57	2/26/2004
0	2,192	$11.64	2/27/2004
1,330	0	$11.27	3/22/2004
1,330	0	$11.26	3/22/2004